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                                  FORM N-18F-1



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                             RCM EQUITY FUNDS, INC.
                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a stockholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

                                    SIGNATURE

          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of San Francisco and the State of California on the 4th day of January 1996.


                                                RCM EQUITY FUNDS, INC.



                                                By: /s/ William L. Price
                                                    --------------------------
                                                    William L. Price, President

Attest:

       /s/ Timothy B. Parker
       --------------------------------------
       Timothy B. Parker, Assistant Secretary